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Filed by iBasis, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Rule 13e-4 under the Security Exchange Act of 1934
Subject Company: iBasis, Inc.
Commission File No. 000-27127

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:
	Chris Ward iBasis, Inc. 781-505-7557 cward@ibasis.net	Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net

iBasis Expects To Close Its Previously Announced Debt Refinancing On Friday, June 18, 2004

BURLINGTON, MASS.—June 14, 2004—iBasis, Inc. (OTCBB: IBAS), the leader in Internet-based voice communications, today announced that it expects to close its previously announced debt refinancing on Friday, June 18, 2004. The Company has extended to Thursday, June 17 its offer to exchange $38,180,000 principal amount of its existing 5 3/4% Convertible Subordinated Notes due in March 2005 for the same principal amount of new 6 3/4% Convertible Subordinated Notes due in 2009.

Based on information available as of 4:00 P.M. EDT today, the Company expects that at least 90% of the holders will tender their notes. "We are pleased with the positive response to the Exchange Offer. We look forward to completing the debt refinancing and managing the Company with a stronger balance sheet," said Ofer Gneezy, President & CEO of iBasis.

Peter Aquino, Senior Managing Director, Capital & Technology Advisors, and financial advisor to the informal committee of holders of the 5 3/4% Convertible Subordinated Notes said, "the committee is enthusiastic about the iBasis business and is looking forward to closing the debt refinancing."

Holders who have validly tendered their notes do not need to take further action. Other holders who want to tender must do so no later than midnight, EDT on June 17, 2004. Except for the extension of the expiration date all other terms, conditions and provisions of the Exchange Offer remain the same. This announcement is neither an offer to sell any securities nor a solicitation of an offer to buy securities.

Imperial Capital, LLC is serving as the dealer manager for the Exchange Offer. The Bank of New York is serving as exchange agent. A prospectus supplement, prospectus, letter of transmittal and other materials related to the Exchange Offer will be available free of charge from the information agent, D.F. King & Co., Inc, 48 Wall Street, 22nd Floor, New York, NY 10005 (800-859-8508). After the Company files the prospectus supplement with the Securities and Exchange Commission, the prospectus supplement, prospectus, the letter of transmittal and other materials related to the Exchange Offer may also be obtained free of charge at the Securities and Exchange Commission's website (www.sec.gov).

About iBasis

Founded in 1996, iBasis (OTCBB: IBAS) is a leading carrier of wholesale international telecommunications services and a provider of retail international prepaid calling cards sold through major distributors. iBasis customers include many of the largest carriers in the world, including AT&T, Cable & Wireless, China Mobile, China Unicom, MCI, Sprint, Telefonica, Telenor, and Telstra. iBasis has carried more than nine billion minutes of international voice traffic over its global Cisco Powered Network™, and is one of the ten largest carriers of international voice traffic in the world1. For two consecutive years service providers have named The Company as the best international wholesale carrier in Atlantic-ACM's annual International Wholesale Carrier Report Card2. iBasis was ranked the #1 fastest-growing technology company in New England in the 2002 and 2003 Technology Fast 50 programs sponsored by Deloitte & Touche. The Company can be reached at its worldwide headquarters in Burlington, Massachusetts, USA at 781-505-7500 or on the Internet at www.ibasis.com.

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Assured Quality Routing, ConnectPoint, and iBasis are registered marks, The iBasis Network, Internet Central Office, Internet Branch Office, and IP CallCard are trademarks of iBasis, Inc. Cisco and Cisco Powered Network are registered trademarks of Cisco Systems, Inc. All other trademarks are the property of their respective owners.

Except for historical information, all of the expectations, projections and assumptions contained in the foregoing press release, including those relating to the Company's current expectations regarding the proposed debt refinancing, revenue growth, sources of revenue, margin improvement and future capital expenditures constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Important factors that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, (i) the actual completion of the proposed debt refinancing, as described in iBasis' recently filed Registration Statement on Form S-4, (ii) the extent of adoption of the Company's services and the timing and amount of revenue generated by these services; (iii) fluctuations in the market for and pricing of these services; and (iv) the other considerations described as "Risk Factors" in iBasis' most recent Forms 10-K and 10-Q, and the Company's other SEC filings. We have no current intention to update any forward-looking statements.

Telegeography 2003 data compared with iBasis annualized 1H 2003 traffic volume.

Atlantic-ACM International Wholesale Carrier Report Card—2002 & 2003

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iBasis Expects To Close Its Previously Announced Debt Refinancing On Friday, June 18, 2004